Yirendai Ltd. (NYSE: YRD)

Exhibit 99.1

Yirendai Reports First Quarter 2016 Financial Results

BEIJING, May 11, 2016 – Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading online consumer finance marketplace in China, today announced its unaudited financial results for the quarter ended March 31, 2016.

For the first quarter of 2016, Yirendai facilitated US$534.5 million of loans to qualified individual borrowers on its online marketplace, representing a 110% year-over-year growth, recognized total net revenue of US$85.1 million, up 187% from the same period in 2015 and recognized net income of US$20.1 million, representing an increase of 355% from the first quarter of 2015.

	For Three Months Ended
in US$ million	March 31, 2016	December 31, 2015	Change	March 31, 2015	Change
Amount of Loans Facilitated	534.5	509.7	5%	255.0	110%
Total Fees Billed (non-GAAP)	129.6	121.9	6%	50.0	159%
Total Net Revenue	85.1	71.1	20%	29.7	187%
EBITDA (non-GAAP)	31.6	19.8	59%	6.0	426%
Net Income	20.1	13.0	54%	4.4	355%

“We continued to experience strong business demand in the first quarter of 2016, as we grew our loan origination sequentially during what is usually a seasonally slow quarter. Our loan portfolio credit performance remains solid,” said Mr. Ning Tang, Executive Chairman of Yirendai and CEO and founder of CreditEase. “We expect to further extend our market leadership in China’s consumer finance market through technology innovation and data driven credit underwriting and risk management capabilities, which was reinforced by the success completion of the issuance of RMB 250 million asset-backed securities with the underlying assets being loans from our online consumer finance marketplace.”

“Our solid first quarter financial results demonstrated strong customer demand of our products and services, as well as recognition of our brand,” said Ms. Yihan Fang, CEO of Yirendai. “We will continue to focus on new product development and invest in our technology capability in customer acquisition, risk management, process automation and big data analytics to further strengthen our credit underwriting and risk management capabilities to enable our long term sustainable growth.”

First Quarter 2016 Financial Results

Total amount of loans facilitated in the first quarter of 2016 was US$534.5 million, increased by 110% year-over-year from US$255.0 million in the same period of 2015. As of March 31, 2016, the Yirendai platform had facilitated approximately US$2.4 billion in loan principal since its inception.

Total fees billed (non-GAAP) in the first quarter of 2016 were US$129.6 million, increased by 159% from US$50.0 million in the same period of 2015.

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Yirendai Ltd. (NYSE: YRD)

Total net revenue in the first quarter of 2016 was US$85.1 million, increased by 187% from US$29.7 million in the same period of 2015. The increase of total net revenue was mainly attributable to the growth of loan origination volume and change of product mix on the platform.

Operating costs and expenses in the first quarter of 2016 were US$53.8 million, compared to US$23.8 million in the same period of 2015. The increase in operating costs and expenses was in line with our loan volume growth.

EBITDA (non-GAAP) in the first quarter of 2016 was US$31.6 million, increased by 426% from US$6.0 million in the same period of 2015. The significant increase of EBITDA was primarily due to substantial increase in revenue as well as seasonally lower customer acquisition cost due to strong business demand.

Net income in the first quarter of 2016 was US$20.1 million, increased by 54% from US$13.0 million in the previous quarter and 355% from US$4.4 million in the same period of 2015.

Basic and diluted income per share in the first quarter of 2016 was US$0.17, increased by 35% from US$0.13 in the previous quarter and 289% from US$0.04 in the same period of 2015.

Basic and diluted income per ADS in the first quarter of 2016 was US$0.34, increased by 35% from US$0.25 in the previous quarter and 289% from US$0.09 in the same period of 2015.

As of March 31, 2016, cash & cash equivalents excluding risk reserve fund balance was US$172.2 million, increased by 32% from US$130.6 million as of December 31, 2015.

Net cash generated from operating activities in the first quarter of 2016 was US$49.2 million, increased by 88% from US$26.2 million in the previous quarter.

Risk Reserve Fund. In the first quarter of 2016, Yirendai set aside in the risk reserve fund an amount equal to 7% of the loans facilitated through its marketplace during the period, and made payments in a total amount of US$15.7 million out of the risk reserve fund to pay out the outstanding principal and accrued interest of default loans. As of March 31, 2016, restricted cash balance associated with the risk reserve fund was US$92.0 million.

Delinquency rates. As of March 31, 2016, the overall delinquency rate for loans that are 15-89 days past due was 1.8%, compared to 1.3% as of December 31, 2015.

Charge off rates. As of March 31, 2016, the charge-off rates for Grade A, B, C, and D loans originated in 2015 were 3.4%, 2.9%, 3.2% and 2.5%, respectively, compared to 2.4%, 1.3%, 1.7% and 1.4% as of December 31, 2015.

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Yirendai Ltd. (NYSE: YRD)

Other Operating Metrics and Business Results

•	As of March 31, 2016, Yirendai had facilitated US$2.4 billion of loans on the Yirendai online marketplace since its inception in 2012.
•	As of March 31, 2016, remaining principal of performing loans* totaled US$1,709.6 million, increased by 23% from US$1,384.4 million as of December 31, 2015 and 212% from US$547.8 million as of March 31, 2015.
•	In the first quarter of 2016, the Yirendai platform facilitated loans for 50,542 borrowers, 55% of whom were acquired from online channels; 32.8% of the loans were facilitated through its mobile application.
•	In the first quarter of 2016, the Yirendai platform facilitated loans for 203,131 investors, 100% of whom were acquired from online channels, with annual returns ranging from 5.6% to 11.25%.
•	In the first quarter of 2016, loans made to Grade A, B, C, and D borrowers represented 6%, 3%, 7% and 84% of the Company’s product portfolio, respectively.

*Performing loans refer to loans on which payments of interest and principal are less than 90 days past due.

Recent Business Development

•	On April 25, 2016, Yirendai announced the completion of issuance of RMB 250 million asset-backed securities, the underlying assets of which are loans extended by a trust through the Company’s online consumer finance marketplace with a total principal of the same amount.

Business Outlook

Based on the information available as of the date of this press release, Yirendai provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change:

Second Quarter 2016

•	Total loans facilitated will be in the range of US$640 million to US$650 million
•	Total net revenue will be in the range of US$95 million to US$100 million
•	EBITDA (non-GAAP) in the range of US$20 million to US$25 million

Full Year 2016

•	Total loans facilitated will be in the range of US$2,800 million to US$2,900 million
•	Total net revenue will be in the range of US$400 million to US$410 million
•	EBITDA (non-GAAP) will be in the range of US$100 million to US$105 million

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Yirendai Ltd. (NYSE: YRD)

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP financial measures, fees billed and EBITDA, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. With respect to amounts not recorded in the Company’s consolidated financial statements elsewhere in this press release, all translations from Renminbi to U.S. dollars were made at RMB6.4480 to US$1.00, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2016. No representation is intended to imply that these translated Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call

Yirendai will host a conference call to discuss about its first quarter 2016 financial results at 8:00 AM U.S. Eastern Time on May 12, 2016, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

International:	1-412-902-4272
U.S. Toll Free:	1-888-346-8982
Hong Kong Toll Free:	800-905945
China Toll Free:	4001-201203
Conference ID:	Yirendai

A replay of the conference call will be available until May 19, 2016 by dialing:

International:	1-412-317-0088
U.S. Toll Free:	1-877-344-7529
Replay Access Code:	10085197

A live and archived webcast of the conference call will be available on Yirendai’s website at yirendai.investorroom.com.

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Yirendai Ltd. (NYSE: YRD)

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading online consumer finance marketplace in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit yirendai.investorroom.com.

For investor and media inquiries, please contact:

Yirendai

Hui (Matthew) Li

Director of Investor Relations

Email: matthewli@yirendai.com

Christensen IR

In China

Christian Arnell

Phone: +86 (0) 10-59001548

Email: carnell@christensenir.com

In U.S.

Linda Bergkamp

Phone: +1 (480) 614-3004
Email: lbergkamp@christensenir.com

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Yirendai Ltd. (NYSE: YRD)

Unaudited Condensed Consolidated Statement of Operations
(in US$ thousands, except for share, per share and per ADS data, and percentages)
	For the Three Months Ended
	March 31, 2015	June 30, 2015	September 31, 2015	December 31, 2015	March 31, 2016
Net revenue:
Loan facilitation services	29,103	48,126	57,603	68,669	81,814
Post-origination services	477	943	901	1,990	2,813
Others	112	246	464	454	443
Total net revenue	29,692	49,315	58,968	71,113	85,070
Operating costs and expenses:
Sales and marketing	16,518	24,372	29,001	38,306	38,964
Origination and servicing	2,044	3,037	4,364	6,104	5,620
General and administrative	5,214	4,062	5,457	7,088	9,202
Total operating costs and expenses	23,776	31,471	38,822	51,498	53,786
Interest income	11	29	230	493	770
Income before provision for income taxes	5,927	17,873	20,376	20,108	32,054
Income tax expense	1,507	4,989	6,899	7,061	11,926
Net income	4,420	12,884	13,477	13,047	20,128

Weighted average number of ordinary shares used in computing basic and diluted net income per share	100,000,000	100,000,000	100,000,000	102,586,957	100,000,000
Basic and diluted income per share	0.0442	0.1288	0.1348	0.1272	0.1720
Basic and diluted income per ADS	0.0884	0.2576	0.2696	0.2544	0.3440

Unaudited Condensed Consolidated Balance Sheet
Cash and cash equivalents	1,757	17,764	19,861	130,641	172,160
Restricted cash	15,587	33,682	49,355	74,724	100,841
Loans at fair value	-	-	-	34,164	30,920
Other assets	94,565	110,241	96,171	98,607	104,802
Total assets	111,909	161,687	165,387	338,136	408,723
Liabilities from risk reserve fund guarantee	18,202	39,658	59,196	84,354	111,806
Payable to fund at fair value	-	-	-	39,049	39,916
Other liabilities	53,223	68,652	40,788	63,906	85,352
Total liabilities	71,425	108,310	99,984	187,309	237,074
Total equity	40,484	53,377	65,403	150,827	171,649

Unaudited Condensed Consolidated Cash Flow Data:
Net cash generated from operating activities	1,828	16,474	15,709	26,166	49,225
Net cash used in investing activities	(302)	(513)	(13,218)	(30,946)	(6,092)
Net cash provided by/(used in) financing activities	-	-	10	117,011	(2,509)
Effect of foreign exchange rate changes	9	46	(404)	(1,451)	895
Net increase in cash and cash equivalents	1,535	16,007	2,097	110,780	41,519
Cash and cash equivalents, beginning of period	222	1,757	17,764	19,861	130,641
Cash and cash equivalents, end of period	1,757	17,764	19,861	130,641	172,160

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Yirendai Ltd. (NYSE: YRD)

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures
(in US$ thousands, except for number of borrowers, number of investors and percentages)
	For the Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016
Operating Highlights:
Amount of loans facilitated	255,015	327,896	401,428	509,671	534,509
Loans generated from online channels	96,264	90,969	130,075	175,305	182,286
Loans generated from offline channels	158,751	236,927	271,353	334,366	352,223
Fees billed	50,005	77,461	93,499	121,897	129,569
Remaining principal of performing loans	547,814	799,548	1,057,442	1,384,398	1,709,570
Number of borrowers	27,581	34,568	36,493	48,072	50,542
Borrowers from online channels	15,072	15,319	18,299	25,506	27,902
Borrowers from offline channels	12,509	19,249	18,194	22,566	22,640
Number of investors	25,124	44,000	144,107	177,501	203,131
Investors from online channels	21,015	38,399	143,607	177,501	203,131
Investors from offline channels	4,109	5,601	500	-	-
EBITDA	6,000	17,957	20,296	19,847	31,579
EBITDA margin	20%	36%	34%	28%	37%

Reconciliation of Net Revenues
Fees billed:
Transaction fees billed to borrowers	51,233	79,210	94,285	122,194	127,961
Service fees billed to investors	1,281	2,791	4,232	7,265	9,870
Others	117	261	492	481	469
VAT	(2,626)	(4,801)	(5,510)	(8,043)	(8,731)
Total fees billed	50,005	77,461	93,499	121,897	129,569
Stand-ready liabilities associated with risk reserve fund	(18,193)	(23,506)	(28,395)	(38,498)	(42,158)
Deferred revenue	(1,953)	(2,218)	(2,937)	(11,592)	(3,114)
Cash incentives	(1,149)	(3,878)	(4,415)	(3,443)	(1,790)
VAT	982	1,456	1,216	2,749	2,563
Net revenues	29,692	49,315	58,968	71,113	85,070

Reconciliation of EBITDA
Net income	4,420	12,884	13,477	13,047	20,128
Interest income	(11)	(29)	(230)	(493)	(770)
Income tax expense	1,507	4,989	6,899	7,061	11,926
Depreciation and amortization	84	113	150	232	295
EBITDA	6,000	17,957	20,296	19,847	31,579

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Delinquency Rates
	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2013	0.2%	0.4%	0.3%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.4%	0.5%	0.4%
March 31, 2016	0.5%	0.8%	0.5%

Online Channels
December 31, 2013	0.1%	0.9%	0.3%
December 31, 2014	0.4%	0.3%	0.2%
December 31, 2015	0.6%	0.8%	0.6%
March 31, 2016	0.6%	1.2%	0.8%

Offline Channels
December 31, 2013	0.3%	0.2%	0.2%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.3%	0.4%	0.3%
March 31, 2016	0.5%	0.7%	0.4%

Net Charge-Off Rate
Loan issued period	Pricing grade	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-Off as of March 31, 2016	Total Net Charge-Off Rate as of March 31, 2016
		(in RMB thousands)	(in RMB thousands)
2013	A	258,322	23,133	9.0%
	B	-	-	-
	C	-	-	-
	D	-	-	-
	Total	258,322	23,133	9.0%
2014	A	1,917,542	96,678	5.0%
	B	303,030	16,127	5.3%
	C	-	-	-
	D	7,989	517	6.5%
	Total	2,228,561	113,322	5.1%
2015	A	873,995	29,605	3.4%
	B	419,630	11,988	2.9%
	C	557,414	17,888	3.2%
	D	7,706,575	191,406	2.5%
	Total	9,557,613	250,888	2.6%

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